SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended Decembr 31, 2007

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ______________

Commission File Number: 001-10607

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OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

              OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
                    SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

By  /s/ A.C. Zucaro
     A.C. Zucaro, Member of the
     Administration Committee

Dated:  June 26, 2008

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS  AND
SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                  Pages

Report of Independent Registered Public Accounting Firm                                                      1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
    December 31, 2007 and 2006                                                                  2

   Statements of Changes in Net Assets Available for Benefits for the
    years ended December 31, 2007 and 2006                                                           3

   Notes to Financial Statements                                                                   4 - 10

Supplemental Schedules:

    Schedule of Assets (Held at End of Year) at December 31, 2007                                                   11

    Schedule of Reportable Transactions for the Year Ended December 31, 2007                                            12

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Old Republic International Corporation Employees Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United State of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 23, 2008

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2007 and 2006

	2007			2006
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Combined	Directed	Directed	Combined
	Account	Account	Account	Account	Account	Account

ASSETS
Investments, at fair value:
Old Republic International Corporation
Common stock	$584,696	$150,501,399	$151,086,095	$-	$255,560,400	$255,560,400
Mutual funds	182,365,964	172,328	182,538,292	156,575,959	-	156,575,959
	182,950,660	150,673,727	333,624,387	156,575,959	255,560,400	412,136,359

Contributions receivable from employers	-	2,515,676	2,515,676	-	6,776,479	6,776,479
Contributions receivable from employees	693,996	-	693,996	561,469	-	561,469

Unsettled trade receivables	133,885	-	133,885	-	-	-

Total assets	$183,778,541	$153,189,403	$336,967,944	$157,137,428	$262,336,879	$419,474,307

LIABILITIES

Unpaid anti-discrimination refunds	$49,865	$-	$49,865	$135,439	$-	$135,439
Unpaid administrative expenses	-	50,263	50,263	-	20,550	20,550

Total liabilities	49,865	50,263	100,128	135,439	20,550	155,989

NET ASSETS AVAILABLE FOR BENEFITS	183,728,676	153,139,140	336,867,816	157,001,989	262,316,329	419,318,318

Total liabilities and net assets
available for benefits	$183,778,541	$153,189,403	$336,967,944	$157,137,428	$262,336,879	$419,474,307

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2007 and 2006

	2007			2006
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Combined	Directed	Directed	Combined
	Account	Account	Account	Account	Account	Account

Additions:
Employer contributions	$-	$2,526,911	$2,526,911	$-	$6,782,645	$6,782,645
Employee contributions	21,038,941	-	21,038,941	20,407,996	-	20,407,996
Interfund transfers	18,979,985	(18,979,985)	-	2,327,183	(2,327,183)	-
Interest income	9	9,605	9,614	251	31,446	31,697
Dividend income	10,933,583	6,441,632	17,375,215	7,441,017	6,655,270	14,096,287
Net appreciation (depreciation) in
fair value of investments	(375,868)	(80,845,551)	(81,221,419)	10,540,153	25,209,914	35,750,067

	50,576,650	(90,847,388)	(40,270,738)	40,716,600	36,352,092	77,068,692

Deductions:
Termination and withdrawal benefits	23,718,896	18,207,211	41,926,107	17,728,954	25,365,776	43,094,730
Anti-discrimination refunds	49,865	-	49,865	135,439	-	135,439
Administrative expenses	81,202	122,590	203,792	79,029	103,343	182,372

	23,849,963	18,329,801	42,179,764	17,943,422	25,469,119	43,412,541

NET ADDITIONS (DEDUCTIONS)	26,726,687	(109,177,189)	(82,450,502)	22,773,178	10,882,973	33,656,151

Net assets available for plan benefits,
beginning of year	157,001,989	262,316,329	419,318,318	134,228,811	251,433,356	385,662,167

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, END OF YEAR	$183,728,676	$153,139,140	$336,867,816	$157,001,989	$262,316,329	$419,318,318

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.           Description of Plan

A.           Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries [the Corporation, the Plan Sponsor, the Company(ies) or the Employers]. These financial statements and accompanying notes together provide only general information about the Plan.  The Plan Agreement must be referred to for a complete description of the Plan's provisions.

B.           General

The Plan is a defined contribution plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering a majority of employees of the Corporation and certain of its subsidiary companies and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date and as soon as they elect to make contributions to the Plan.

C.	Contributions

Deferral elected contributions from employees are made on a pre-tax basis up to a limit of $15,500 in 2007.  Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation as defined in the Plan not to exceed the limits set by Section 415 of the Internal Revenue Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants.  Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched.  However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year.  Contributions are also subject to other Internal Revenue Code limitations (including the limits imposed by Internal Revenue Code Section 415).

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age at any time during the Plan year, may make additional, pre-tax, catch-up contributions up to $5,000 in 2007.  Rollovers and catch-up contributions are not eligible for company matching.

Participants direct the investment of their contributions into various Fidelity Investment mutual funds offered by the Plan, of which there are currently twenty two. In addition, effective December 2007, participants may also direct their contributions to buy Old Republic common stock.  Participants may change their investment allocation of their contributions and earnings thereon daily.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.           Description of Plan, Continued

The Company matching contribution is based on the following formula:

Percentage of Recognized Compen- sation Contributed	If the percentage increase in the Corporation’s average operating earnings per share for the most recent five year period is:
Less Than 6%	6.00% to 9%	9.01% to 15%	15.01% to 20%	Over 20%
The Resulting Employer Matching Contribution on the First 6% of Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01 to 2.00%	28%	38%	63%	98%	138%
2.01 to 3.00%	26%	36%	61%	96%	136%
3.01 to 4.00%	24%	34%	59%	94%	134%
4.01 to 5.00%	22%	32%	57%	92%	132%
5.01 to 6.00%	20%	30%	55%	90%	130%
6.01 to 15.00%	None	None	None	None	None

•
The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, to the same average for the five years ending the year prior to the calculation year.  Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:

•	the Companies meet certain minimum profit objectives;
•	the participant completes 1,000 or more hours of service during the year; and
•	the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula.  The amount of the Companies' contributions are subject to the following limitations:

•	No contribution shall be made if the Companies’ consolidated annual net profit before extraordinary items and taxes is less than $2,500,000.
•	No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Internal Revenue Code.
•	No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.            Description of Plan, Continued

D.	Employee Account

When a plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) or, beginning December 2007, Old Republic common stock fund as designated by the participant.  These funds constitute the participant’s Employee Account which, for financial statement purposes, is included in the Participant Directed Account.  Earnings inure to each plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) and Old Republic common stock fund that the plan participant selected.  Participants are fully vested in their contribution funds and earnings/losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year. For contributions made to the Plan after 2004, participants may make in-service withdrawals, including contributions made during the year of the in-service withdrawal, only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations.

E.	Company Account

Each year, the matching contributions and any discretionary contributions and earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included in the Non-participant Directed Account.  If a plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account.  A plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period, with 20% vesting after two years of service plus an additional 20% per additional vesting year.

A Plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies. However, a plan participant will become 100% vested in his/her Company Account prior to six years of service if:
•	the plan participant has reached age 65, or
•	termination is caused by death, or
•	termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company stock).  If a participant elects a cash distribution of his/her Company Account, both his/her Company Account and Employee Account may, at the election of the participant, be paid:

•	in one lump sum, or
•	in a direct rollover to an eligible retirement plan specified by the participant, or
•
in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a plan participant receives from his/her Company Account is also affected by forfeitures and earnings/losses.  If a plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited.  Forfeited amounts are re-allocated to remaining participants who made

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.	Description of Plan, Continued

Company Account, Continued

employee contributions, completed 1,000 or more hours of service for the Companies during the year, and are employed by the Companies on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability.  Forfeitures are allocated based upon the ratio of the plan participant's eligible compensation to the eligible compensation of all eligible plan participants (eligible compensation is limited to a maximum of $150,000). Forfeitures allocated in the 2007 and 2006 plan years were $321,625 and $575,052, respectively.

Through 2006, plan participants who reached age 55 and had 10 years of participation in the Plan were provided with the option of diversifying, over a graduated twelve year period, a portion of their Company Account balance out of Company stock and into alternative investment funds in the calendar year following the calendar year in which they attained age 55.

Effective January 1, 2007, the Plan’s diversification rules were amended to comply with the provisions of the Pension Protection Act of 2006. Starting in 2007, participants are able to divest company stock acquired with employer matching and profit sharing contributions after completing three years of service, subject to the special phase-in rule. The Plan will phase in a participant’s right to divest company stock acquired with employer contributions prior to 2007. These rights will be phased-in over a three year period, as follows:

2007:                      33% of pre-2007 shares may be divested.
2008:                      66% of pre-2007 shares may be divested.
2009:                      100% of pre-2007 shares may be divested.

The phase-in rule does not affect a participant’s right to diversify company stock acquired after January 1, 2007. In addition, if a participant is age 55 or older and has at least three years of service prior to January 1, 2007, he/she will not be subject to the phase-in rule.

The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Beginning March 2007, previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the Non-participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

2.           Summary of Accounting Policies

A.            Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

B.            Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results can differ from those estimates.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

2.           Summary of Accounting Policies, Continued

C.            Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications.  These investment alternatives are made up of various types of Fidelity Investment mutual funds which can be equity based, fixed income based or a combination thereof. In addition, effective December 2007, participants may also direct their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles.  Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.            Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date.  Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E.             Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

F.             Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Certain other expenses are paid or provided by the plan sponsor. Investment management fees paid by the Plan are included in the net fund investment appreciation (depreciation) for the year.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

3.           Investments

The following presents investments, the fair value of which are 5 percent or more of Plan assets at December 31:

	2007		2006
Old Republic International
Corporation Common
Stock (9,804,419 and
10,977,680 shares,
respectively)	$151,086,095	*	$255,560,400	*

Fidelity Value Fund	18,570,346
Fidelity Cash Reserves Fund	19,119,442
Fidelity Diversified Interational Fund	21,880,286

*  As of December 31, 2007 and 2006, 9,766,476 shares totaling $150,501,399 and 10,977,680 shares  totaling $255,560,400, respectively, were Non-participant directed.

Net appreciation in the fair value of investments is broken down as follows for the years ended December 31:

	2007	2006

Old Republic International Corporation Common Stock	$ (80,865,679)	$ 25,209,914
Mutual funds	(355,740)	10,540,153
	$ (81,221,419)	$35,750,067

4.           Parties in Interest

Old Republic International Corporation and participating subsidiaries are parties in interest.  The Plan’s Non-Participant Directed Account (Company Account) is made up of the Corporation’s common stock as noted in Note 3.  Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

Inter Capital Corporation of Chicago, an affiliate, is the Plan’s Trustee to whom trustee fees ($36,000 per annum) are paid by the Plan.

Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to plan participants.  All mutual funds are managed by subsidiaries of FMR Corporation, which make FMR Corporation a party in interest.  Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $120,212 and $112,290 during 2007 and 2006, respectively.

5.           Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

6.           Tax Status

The Internal Revenue Service issued a favorable determination letter, dated March 6, 2007, approving changes to the Plan principally to become a 401-K plan. The Plan has been amended since receiving the determination letter for becoming a 401-K Plan. However, the Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.           Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non- highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how much contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $49,865 and $135,439 at December 31, 2007 and 2006, respectively.

8.	Subsequent Event

On February 1, 2008, an affiliated Plan, the Thrift Plan for Employees of Employers General Insurance Group, Inc. (Thrift Plan), sponsored by Employers General Insurance Group, Inc. was merged into the Plan. As a result of the merger, $5,500,810 was transferred from the Thrift Plan to the Plan on March 3, 2008.

SUPPLEMENTAL SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
EIN: 36-2678171 PLAN NUMBER-003

			(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
		RATE OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR, OR			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		MATURITY		(d)	CURRENT
(a)*	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	FIDELITY FUND	N/A	VARIABLE	N/A	305,776	sh	#	$12,185,179
	FIDELITY EQUITY-INCOME FUND	N/A	VARIABLE	N/A	298,599	sh	#	16,470,696
	FIDELITY INVESTMENT GRADE BOND FUND	N/A	VARIABLE	N/A	505,858	sh	#	3,637,116
	FIDELITY INTERMEDIATE TERM BOND FUND	N/A	VARIABLE	N/A	373,033	sh	#	3,786,283
	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	452,634	sh	#	3,928,866
	FIDELITY VALUE FUND	N/A	VARIABLE	N/A	247,418	sh	#	18,570,346
	FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	19,119,442	sh	A	19,119,442
	SPARTAN MARKET INDEX FUND	N/A	VARIABLE	N/A	157,034	sh	#	15,910,695
	FIDELITY AGGRESSIVE GROWTH FUND	N/A	VARIABLE	N/A	279,226	sh	#	6,427,772
	FIDELITY DIVERSIFIED INTERNATIONAL FUND	N/A	VARIABLE	N/A	548,378	sh	#	21,880,286
	FIDELITY DIVIDEND GROWTH FUND	N/A	VARIABLE	N/A	568,446	sh	#	16,712,323
	FIDELITY SMALL CAP INDEPENDENCE FUND	N/A	VARIABLE	N/A	123,988	sh	#	2,468,592
	FIDELITY MID-CAP STOCK FUND	N/A	VARIABLE	N/A	398,319	sh	#	11,646,839
	FIDELITY FREEDOM INCOME FUND	N/A	VARIABLE	N/A	29,909	sh	#	342,461
	FIDELITY FREEDOM 2000 FUND	N/A	VARIABLE	N/A	23,282	sh	#	288,000
	FIDELITY FREEDOM 2010 FUND	N/A	VARIABLE	N/A	339,146	sh	#	5,026,140
	FIDELITY FREEDOM 2020 FUND	N/A	VARIABLE	N/A	356,088	sh	#	5,629,754
	FIDELITY FREEDOM 2030 FUND	N/A	VARIABLE	N/A	157,262	sh	#	2,597,966
	SPARTAN EXTENDED MARKET INDEX FUND	N/A	VARIABLE	N/A	2,099	sh	#	80,415
	SPARTAN INTERNATIONAL INDEX FUND	N/A	VARIABLE	N/A	11,655	sh	#	551,295
	FIDELITY SHORT-TERM BOND FUND	N/A	VARIABLE	N/A	1,649,583	sh	#	14,186,415
	FIDELITY FREEDOM 2040 FUND	N/A	VARIABLE	N/A	112,170	sh	#	1,091,411
								182,538,292
EMPLOYER SECURITIES:
	OLD REPUBLIC INTERNATIONAL CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	37,943	sh	$604,824	584,696
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	9,766,476	sh	85,118,971	150,501,399
	TOTAL				9,804,419	sh	$85,723,795	151,086,095

TOTAL INVESTMENTS HELD								$333,624,387

Note:
* All parties above are "Parties in Interest."
# Participant directed funds.
A Includes Non-Participant directed funds (172,328 shares with a cost and current value of $172,328).

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
EIN: 36-2678171 PLAN NUMBER-003

							(h)
					(f)		Current Value
		(c)	(d)	(e)	Expense	(g)	of Asset on	(i)
	(a) (b)	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Net Gain
Identity of Party or Investment Involved		Price	Price	Rental	Transaction	Asset	Date	or Loss
	Description of Asset

Purchases of Investments

	Old Republic International
	Corporation Common Stock
	(737,986 shares)	$14,834,991	N/A	N/A	N/A	$14,834,991	$14,834,991	-
	Fidelity Cash Reserve Fund
	(16,854,770 Shares)	$16,854,770	N/A	N/A	N/A	$16,854,770	$16,854,770	-

Sales of Investments

	Old Republic International
	Corporation Common Stock
	(1,911,248 shares)	N/A	$38,443,617	N/A	N/A	$15,964,165	$38,443,617	$22,479,452
	Fidelity Cash Reserve Fund
	(7,650,779 Shares)	N/A	$7,650,779	N/A	N/A	$7,650,779	$7,650,779	-

Notes:
This schedule lists all non-participant directed transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.

Old Republic International Corporation is a "Party in Interest."